January 8, 2015

VIA EDGAR

Michael R. Clampitt

Senior Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	County Bancorp, Inc.

        Amendment No. 1 to Registration Statement on Form S-1

        Filed on December 19, 2014

        File No. 333-200081

Ladies and Gentlemen:

We are submitting this letter on behalf of County Bancorp, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 5, 2015 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on December 19, 2014 (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith.

Please note that the EDGAR-filed version of Pre-Effective Amendment No. 2 has been tagged to indicate the cumulative revisions relative to the Registration Statement.

In providing this response, the Company also acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

January 8, 2015

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

Executive and Director Compensation, page 85

1.	Staff Comment: Please revise to include Item 402 disclosure for 2014 in a pre-effective amendment to the registration statement. For more information, please refer to C&DI Regulation S-K Question 117.05.

Response: The Company revised the Executive and Director Compensation disclosure in Amendment No. 2 to include updated disclosure as required under Item 402 of Regulation S-K for 2014.

Underwriting, page 120

2.	Staff Comment: Revise to clarify that the underwriters are not engaged to sell the Preferred Stock and, if the US Treasury engages any agent to sell shares, a post-effective amendment will need to be filed, disclosing the underwriters and their compensation, and declared effective, before any sales can be made.

Response: The Company revised the Underwriting disclosure on page 120 of Amendment No. 2 to state that the U.S. Treasury is not a party to the underwriting agreement and the underwriters have not been engaged to underwrite any offering of SBLF Preferred Stock, and that if the U.S. Treasury engages an agent to facilitate the sale of shares of SBLF Preferred Stock under the registration statement of which the prospectus is a part, the Company will file a post-effective amendment to the Registration Statement to provide required information with respect to any such agent prior to any such sales of shares of the SBLF Preferred Stock.

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As we have discussed with Ms. Purnell, the Company intends to launch the roadshow on or about Friday, January 9, and to request effectiveness of the Registration Statement as of approximately Thursday, January 15. Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9674.

Securities and Exchange Commission

January 8, 2015

Very truly yours,
GODFREY & KAHN, S.C.
/s/ John T. Reichert
John T. Reichert